[redacted]

SEC Mail Processing
Section

FEB 2 0 2009

Washington, DC
111

SECURI ISSION

09055405

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SEC FILE NUMBER
8-35353

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** (MM/DD/YY) AND ENDING **December 31, 2008** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WIC Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South 6th Street, Suite 620B
(No. and Street)

Minneapolis	**MN**	**55403**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Jones **612-341-2218**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

JS 3/14

OATH OR AFFIRMATION

I, Margaret Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIC Corp. as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN H. KERTZ
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIC CORP.

FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

WIC CORP.

We have audited the statements of financial condition of WIC Corp. as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of WIC Corp. as of December 31, 2008 and 2007, and the results of its operations, changes in stockholder's equity and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
January 24, 2009

WIC CORP.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

	2008	2007
ASSETS		
ASSETS		
Cash	$ 27,379	$ 13,489
Accounts receivable	1,312	315
Clearing deposit	10,000	10,034
Investment securities	61,216	88,740
TOTAL ASSETS	$ 99,907	$ 112,578
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ -	$ 396
Accrued income tax	1,042	16,400
Deferred tax liability	890	890
TOTAL LIABILITIES	1,932	17,686
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 12,000 shares	120	120
Additional paid-in capital	41,880	41,880
TOTAL CAPITAL CONTRIBUTED	42,000	42,000
RETAINED EARNINGS	55,975	52,892
TOTAL STOCKHOLDER'S EQUITY	97,975	94,892
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 99,907	$ 112,578

See Notes to Financial Statements

WIC CORP.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2008 and 2007

	2008	2007
REVENUE		
Commissions and fees	$ 33,649	$ 33,582
Investment income	604	4,215
NASD special payment	-	35,000
TOTAL REVENUE	34,253	72,797
EXPENSE		
Management fee	2,000	2,000
Trading fees	11,743	11,698
Other	16,385	18,749
TOTAL EXPENSES	30,128	32,447
INCOME BEFORE INCOME TAXES	4,125	40,350
INCOME TAXES	1,042	14,290
NET INCOME	$ 3,083	$ 26,060

See Notes to Financial Statements

WIC CORP.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2008 and 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2006	12,000	$ 120	$ 41,880	$ 61,832	$ 103,832
Dividends paid to parent				(35,000)	(35,000)
Net income				26,060	26,060
Balance, December 31, 2007	12,000	120	41,880	52,892	94,892
Net income				3,083	3,083
Balance, December 31, 2008	12,000	$ 120	$ 41,880	$ 55,975	$ 97,975

See Notes to Financial Statements

WIC CORP.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 3,083	$ 26,060
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Realized (gain) loss	-	(5,490)
Change in unrealized (gain) loss	1,406	5,273
Reinvested dividends and interest	(1,096)	(1,339)
Deferred taxes	-	(2,110)
Decrease (increase) in operating assets:		
Accounts receivable	(961)	(66)
Increase (decrease) in operating liabilities:		
Accounts payable	(396)	26
Accrued income taxes	(15,358)	14,900
NET CASH FLOWS FROM OPERATING ACTIVITIES	(13,322)	37,254
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investments	27,212	8,790
Purchase of investments	-	(56,534)
NET CASH FLOWS FROM INVESTING ACTIVITIES	27,212	(47,744)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	-	(35,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES	-	(35,000)
NET INCREASE (DECREASE) IN CASH	13,890	(45,490)
CASH, BEGINNING OF YEAR	13,489	58,979
CASH, END OF YEAR	$ 27,379	$ 13,489

See Notes to Financial Statements

(1) <u>Nature of business and significant accounting policies</u>

Nature of business – WIC Corp. (the Company) is a wholly owned subsidiary of WCM, Inc. Both companies changed their names during 2005 with Whittlinger Investment Corporation becoming WIC Corp. and Whittlinger Capital Management, Inc. becoming WCM, Inc. (WCMI).

The Company acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by WCMI for WCMI's managed accounts.

A summary of the Company's significant accounting policies follows:

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities - Investment securities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Investment securities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. For certain long-term debt, the fair value was based on present value techniques using inputs derived principally or corroborated from market data. Investment securities valued using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability. Valuation techniques utilized to determine fair value are consistently applied. Changes in this fair value are recognized currently as unrealized gains or losses and included in the statement of operations under the caption investment income.

Income recognition - Security transactions and their related commission revenue are recognized for accounting purposes on the trade date.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for differences in deductible temporary differences and operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

(1) <u>Nature of business and significant accounting policies</u> **(continued)**

A summary of the Company's significant accounting policies follows: (continued)

Cash equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2020.

Recently Issued Accounting Pronouncements:

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company was required to adopt the provisions of SFAS 157 in 2008. The adoption of the pronouncement's provisions do not have a significant effect on the financial statements.

FIN 48 – In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount to be recognized.

(2) Investment securities

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2008 and 2007 are as follows:

2008	Fair Market	Cost	Unrealized Gains	Unrealized Losses
Money market fund	$ 36,760	$ 36,761	$ -	$ -
Mutual funds-fixed income	24,456	23,652	804	-
Total investment securities	$ 61,216	$ 60,413	$ 804	$ -

2007	Fair Market	Cost	Unrealized Gains	Unrealized Losses
Money market fund	$ 63,973	$ 63,973	$ -	$ -
Mutual funds-fixed income	24,767	22,556	2,211	-
Total investment securities	$ 88,740	$ 86,529	$ 2,211	$ -

The fair values of all the investments are measured using quoted prices in active markets for identical assets. Investment income reflected on the statement of operations includes realized and unrealized gains and losses as follows:

	(Level 1) Years Ended December 31, 2008	(Level 1) Years Ended December 31, 2007
Net realized gains (losses)	$ -	$ 5,490
Net unrealized gains (losses)	(1,406)	(5,274)
Total realized and unrealized gains and losses	$ (1,406)	$ 216

(3) **Customer transactions**

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) **Related party transactions**

The Company shares office facilities with its parent company. A management fee of $2,000 was paid during the years ended December 31, 2008 and 2007 respectively to cover certain operating expenses. The Company received $33,649 and $33,581 from its parent as reimbursement for the costs associated with the execution of its security transactions and other services during the years ended December 31, 2008 and 2007, respectively.

(5) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2008, the Company had net capital and net capital requirements of $92,060 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.1 to 1 at December 31, 2008.

(6) **Income tax expense**

The components of the income tax provision for the years ended December 31, 2008 and 2007 are as follows:

	Years Ended December 31,	
	2008	**2007**
Currently (refundable) payable:		
Federal	$ 638	$ 3,954
State	404	12,446
Deferred tax	-	(2,110)
Total income tax provision	$ 1,042	$ 14,290
Cash paid WCMI during the year for WIC's share of the taxes payable	$ 16,400	$ 1,500

(6) **Income tax expense (continued)**

The Company files a consolidated tax return with WCMI. Tax expense is allocated to each entity based on its income or loss as it compares to the consolidated income or loss.

(7) **Financial instruments**

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

WIC CORP.

Our audit was made for the purpose of forming an opinion on the basic financial statements of WIC Corp. for the year ended December 31, 2008 taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information, as required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the accompanying additional information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
January 24, 2009

WIC CORP.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2008

Total ownership equity from Statement of Financial Condition	$	97,974
Additions:		
Other -		-
Deductions:		
Non-allowable assets		(1,310)
Net capital before haircuts on securities positions		96,664
Haircuts on securities:		
Trading and investment securities		4,604
Net capital	$	92,060
Aggregate indebtedness:		
Included in statement of financial condition:		
Accounts payable and accrued expenses	$	1,042
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $50,000 or 6-2/3% of aggregate indebtedness	$	50,000
Capital in excess of minimum requirement	$	42,060
Ratio, aggregate indebtedness to net capital		1.1%

See Auditors' Report on Additional Information

WIC CORP.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 92,060
Audit adjustments:	
No significant adjustments	-
Net capital as reported on Schedule I	$ 92,060

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 1,042
Audit adjustments:	
No significant adjustments	
Total aggregate indebtedness as reported on Schedule I	$ 1,042

WIC CORP.

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2008

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of the rule.

WIC CORP.

AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

December 31, 2008

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

WIC CORP.

In planning and performing our audit of the financial statements of WIC Corp. for the year ended December 31, 2008, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by WIC Corp. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of WIC Corp. taken as a whole. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects WIC Corp.'s ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control. We consider the following deficiencies to be a material weakness in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 112, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Minneapolis, Minnesota
January 24, 2009